                                                                      Exhibit 99

                            TRW Inc. and Subsidiaries
                        Computation of Ratio of Earnings
                          to Fixed Charges -- Unaudited

                         (In millions except ratio data)

                                        Nine months                       Years Ended December 31
                                           ended           ----------------------------------------------------
                                     September 30, 1996     1995       1994        1993       1992        1991
                                     ------------------    ------     ------      ------     ------      ------
Earnings from continuing
     operations before income taxes        $134.7          $625.5     $435.5      $289.2     $276.4      $  6.4
                                               (A)                                                           (B)

Unconsolidated affiliates                    (3.6)            1.3       (0.6)        0.7       (0.9)       (1.0)

Minority earnings                             8.5            10.8        7.7         1.4        0.1        (4.9)

Fixed charges excluding
     capitalized interest                   110.9           138.5      146.7       178.9      209.4       242.4
                                           ------          ------     ------      ------     ------      ------

Earnings                                   $250.5          $776.1     $589.3      $470.2     $485.0      $242.9
                                           ------          ------     ------      ------     ------      ------

Fixed Charges:
Interest expense                           $ 75.9          $ 94.7     $104.7      $137.4     $162.1      $188.4

Capitalized interest                          2.4             5.1        6.6         7.9       12.7        10.1

Portion of rents representative
     of interest factor                      33.4            42.7       40.6        39.3       47.1        53.7

Interest expense of
     unconsolidated affiliates                1.6             1.1        1.4         2.2        0.2         0.3
                                           ------          ------     ------      ------     ------      ------

Total fixed charges                        $113.3          $143.6     $153.3      $186.8     $222.1      $252.5
                                           ------          ------     ------      ------     ------      ------

Ratio of earnings to fixed
     charges                                 2.2x            5.4x       3.8x        2.5x       2.2x        1.0x(A)
                                           ------          ------     ------      ------     ------      ------

(A) The 1996 earnings from continuing operations before income taxes of $134.7 million includes a charge of $365 million as a result of actions taken in the automotive and space and defense businesses. See "Special Charges"
    note in the Notes to Financial Statements for further information.

(B) The 1991 earnings from continuing operations before income taxes of $6.4 million includes a charge of $164 million to cover costs associated with divestment and restructuring activities. Excluding this charge, the ratio of earnings to fixed charges would have been 1.6x.